Exhibit 1
10th January, 2006
To,
The New York Stock Exchange.
New York
USA
Dear Sir / Madam,
Sub.: Unaudited Financial Results for the third quarter ended 31st December, 2005
We attach herewith two files containing the Unaudited financial results of the Bank for the third quarter ended on 31st December, 2005 and press release in respect thereof as taken on record at the Board Meeting today.
The Unaudited financial results have been submitted to the Stock Exchanges in India as per listing requirements of those stock exchanges.
This is for your information and records.
Thanking you,
Yours faithfully
For HDFC Bank Limited

Sanjay Dongre
Vice-President (Legal) &
Company Secretary

Encl.: a/a

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2005
(Rs. in lac)

		Unaudited	Unaudited results	Unaudited results	Unaudited results	Audited results
		results for the	for the	for the	for the	for the
		quarter ended	quarter ended	nine months ended	nine months ended	year ended
	Particulars	31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-03-2005

1	Interest Earned (a) + (b) + (c) + (d)	117981	77903	309684	222628	309349
a	Interest / discount on advances / bills	73105	43358	187754	117570	166370
b	Income on investments	41824	32704	111906	96248	131149
c	Interest on balances with Reserve Bank of India and other inter bank funds	3013	1831	9961	8789	11809
d	Others	39	10	63	21	21
2	Other Income	29613	20052	81983	43128	65134
A	Total Income (1+2)	147594	97955	391667	265756	374483
3	Interest Expended	50920	33904	129041	96193	131556
4	Operating Expenses ( e) + (f)	44912	27862	120877	75670	108540
e	Payment to and provision for employees	12500	7250	34926	19274	27667
f	Other operating expenses	32412	20612	85951	56396	80873
B	Total Expenditure (3) + (4) (excluding provisions & contingencies)	95832	61766	249918	171863	240096
C	Operating Profit (A – B) (Profit before provisions and contingencies)	51762	36189	141749	93893	134387
D	Other Provisions and Contingencies	19715	11308	54362	25786	36493
E	Provision for Taxes	9607	7788	26630	21788	31338
F	Net Profit (C–D–E)	22440	17093	60757	46319	66556
5	Paid up equity share capital (face value Rs. 10)	31218	28654	31218	28654	30988
6	Reserves excluding revaluation reserve					420997
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
B	Capital adequacy ratio	10.3%	9.4%	10.3%	9.4%	12.2%
C	Earnings per share (par value Rs. 10/- each)
	Basic	7.2	6.0	19.5	16.2	22.9
	Diluted	6.8	5.6	18.4	15.3	21.6
8	Aggregate of Non-promoter shareholding
	–No. of shares	243,320,308	217,681,813	243,320,308	217,681,813	241,014,308
	–Percentage of shareholding	77.9%	76.0%	77.9%	76.0%	77.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:
(Rs. in lac)

	Unaudited results	Unaudited results	Unaudited results	Unaudited results	Audited results for
	for the quarter	for the quarter	for the nine months	for the nine months	the year ended
Particulars	ended 31-12-2005	ended 31-12-2004	ended 31-12-2005	ended 31-12-2004	31-03-2005

1. Segment Revenue
a) Retail Banking	135641	89376	358105	248495	353627
b) Wholesale Banking	74527	56817	199198	153988	205635
c) Treasury	18082	10072	52544	18621	28689
Total	228250	156265	609847	421104	587951
Less: Inter Segment Revenue	80656	58310	218180	155348	213468
Income from Operations	147594	97955	391667	265756	374483
2. Segment Results
a) Retail Banking	12912	11071	38246	36166	52064
b) Wholesale Banking	18654	14574	48640	38781	53936
c) Treasury	481	(764)	501	(6840)	(8106)
Total Profit Before Tax	32047	24881	87387	68107	97894
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	87546	(93072)	87546	(93072)	(289153)
b) Wholesale Banking	472900	489589	472900	489589	1002995
c) Treasury	(70961)	(97077)	(70961)	(97077)	(269913)
d) Unallocated	30441	19835	30441	19835	8056
Total	519926	319275	519926	319275	451985
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been taken on record by the Board at its meeting held on January 10, 2006.

2.	During the quarter and the nine months ended December 31, 2005, the Bank allotted 247,200 shares and 2,306,000 shares respectively pursuant to the exercise of stock options by certain employees. The Bank allotted 217,100 shares on January 6, 2006 pursuant to the exercise of stock options by certain employees during the month of December 2005.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	Provision for Taxes includes Rs. 300 lac and Rs. 900 lac towards provision for fringe benefit tax (FBT) for the quarter and the nine months ended December 31, 2005, respectively.

5.	The Bank had filed a shelf registration for raising long-term, unsecured, subordinated bonds qualifying as Tier II capital upto Rs.1000 crores and had got a AAA rating for such bonds. During the quarter ended December 31, 2005, the Bank raised Rs. 414 crores as Tier II capital in the form of such subordinated bonds having a maturity of around 9.5 years and at an interest rate of 7.5% per annum.

6.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2005:

Opening: nil; Additions: 52; Disposals: 52; Closing: nil.

7.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

8.	The above results for the quarter and the nine months ended December 31, 2005, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited (erstwhile The Stock Exchange, Mumbai) and The National Stock Exchange of India Limited.

9.	Rs. 10 lac = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : January 10, 2006	Managing Director

(Rs. in lac)

	As at	As at
Summarised Balance Sheet	31-12-2005	31-12-2004

CAPITAL AND LIABILITIES

Capital	31218	28654
Reserves and Surplus	488708	290621
Employees’ Stock Options (Grants) Outstanding	8	70
Deposits	5119462	3742852
Borrowings	375213	222847
Subordinated debt	91400	50000
Other Liabilities and Provisions	656288	420560

Total	6762297	4755604

ASSETS

Cash and balances with The Reserve Bank of India	361591	203632
Balances with Banks and Money at Call and Short notice	198328	103421
Investments	2288126	1896171
Advances	3615621	2342951
Fixed Assets	75811	65259
Other Assets	222820	144170

Total	6762297	4755604

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL — DECEMBER 2005
The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and nine months ended December 31, 2005 at its meeting held on Tuesday, January 10, 2006. The accounts have been subjected to a limited review by the Bank’s auditors.
FINANCIAL RESULTS:
Quarter ended December 31, 2005
For the quarter ended December 31, 2005, the Bank earned total income of Rs.1,475.9 crores as against Rs.979.6 crores in the corresponding quarter ended December 31, 2004. Net revenues (net interest income plus other income) were Rs.966.7 crores for the quarter ended December 31, 2005, an increase of 50.9% over Rs.640.5 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs 779.0 crores in the quarter ended December 31, 2004 to Rs.1,179.8 crores in the quarter ended December 31, 2005. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2005 increased by Rs.230.6 crores to Rs.670.6 crores, driven by average asset growth of 45.4% and a net interest margin of just over 3.9% (against 3.7% for the quarter ended December 31, 2004).
Other income for the quarter ended December 31, 2005 was up by 47.7% to Rs.296.1 crores, consisting primarily of fees & commissions of Rs.275.4 crores, foreign exchange & derivatives revenues of Rs.20.1 crores, and profit on sale and revaluation of investments of Rs. (0.6) crores as against Rs.150.3 crores, Rs.43.9 crores and Rs.4.9 crores respectively for the quarter ended December 31, 2004. Operating expenses for the quarter at Rs.449.1 crores, were 46.5% of net revenues. Provisions and contingencies for the quarter were Rs.293.2 crores (against Rs.191.0 crores for the corresponding quarter ended December 31, 2004), and primarily comprised general & specific loan loss provisions of Rs.138.0 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.58.9 crores. After providing Rs.96.1 crores for taxation, the Bank earned a Net Profit of Rs.224.4 crores, a 31.3% increase over the quarter ended December 31, 2004.
Total balance sheet size as of December 31, 2005 was Rs.67,623 crores, a growth of 42.2% over Rs.47,556 crores as of December 31, 2004. As on December 31, 2005, total deposits were Rs.51,195 crores, an increase of 36.8% over Rs.37,429 crores as of December 31, 2004. As of December 31, 2005, Savings Account deposits were at Rs.15,185 crores and Current Account deposits at Rs.12,021 crores, against Rs. 10,876 crores and Rs.10,698 crores respectively, as of December 31, 2004. The Bank’s total customer assets (including advances, corporate debentures, CPs, etc.) increased from Rs.28,386 crores as of December 31, 2004 to Rs.42,538 crores as of December 31, 2005. Gross retail loans grew 75.6% on a year-on-year basis to Rs.20,659 crores and now form 54.3% of gross advances as against 49.1% of gross advances as at December 31, 2004.
Nine months ended December 31, 2005
For the nine months ended December 31, 2005, the Bank earned total income of Rs.3,916.7 crores as against Rs.2,657.6 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 2005 were Rs.2,626.3 crores, up 54.9% over Rs.1,695.6 crores for the nine months ended December 31, 2004. Net Profit for nine months ended December 31, 2005 was Rs.607.6 crores, up 31.2%, over the corresponding nine months ended December 31, 2004.
BUSINESS UPDATE:
As of December 31, 2005, the Bank’s distribution network was at 535 branches and 1326 ATMs in 228 cities from 425 branches and 1069 ATMs in 195 cities as of December 31, 2004. As of December 2005, the number of debit cards issued by the bank touched 3.7 million while credit cards issued crossed the 2 million mark.
Portfolio quality as of December 31, 2005 remained healthy with net non-performing assets at 0.4% of net advances as against 0.3% of net advances as of December 31, 2004. In September 2005, the Bank had filed a shelf registration for raising long-term, unsecured, subordinated bonds qualifying as Tier II capital upto Rs.1000 crores and had got a AAA rating for such bonds. During the quarter ended December 31, 2005, the Bank raised Rs. 414 crores as Tier II capital in the form of such subordinated bonds having a maturity of around 9.5 years and at an interest rate of 7.5% per annum. As a result, the Bank’s Capital Adequacy Ratio (CAR) was at 10.3% as of December 31, 2005.
Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.